Filed by Applied Digital Solutions, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
Subject Company: Digital Angel Corporation
Commission File No: 333-145970

Applied Digital and Digital Angel Provide Merger Update

Companies expect to complete merger and announce new CEO on or around December 28, 2007

Merger to eliminate more than $2 million of costs annually

Digital Angel on track to report revenues of $76-80 million for 2007

DELRAY BEACH, Fla. & SOUTH ST. PAUL, Minn. – December 18, 2007 – Applied Digital Solutions, Inc. (“Applied Digital”) (NASDAQ: ADSX), a leading provider of identification and security technology, and Digital Angel Corporation (“Digital Angel”) (AMEX: DOC), an advanced technology company in the field of rapid and accurate identification, location tracking and condition monitoring of high-value assets, today provided an update on their upcoming merger, which the companies expect to complete on or around December 28, 2007. Simultaneous with the completion of the merger, the companies also expect to announce a new chief executive officer to lead the newly combined company. Upon completion of the transaction, Digital Angel’s common stock will no longer be listed for trading on the American Stock Exchange. After the transaction, the combined entity will do business as Digital Angel Company and trade on the Nasdaq Capital Market under the symbol “DIGA.”

Applied Digital and Digital Angel expect the proposed transaction to save the companies in excess of $2 million a year over the next three years. The reduced costs will come from the reduction of accounting, insurance and other public company costs and the elimination of duplicate corporate functions. The companies believe that under the new CEO, additional cost savings can be achieved through consolidation of facilities and operations. The merger will give Applied Digital stockholders a direct ownership in Digital Angel and Digital Angel stockholders an ownership position in VeriChip Corporation (NASDAQ: CHIP).

Michael Krawitz, Chief Executive Officer of Applied Digital, said, “This transaction eliminates our current holding company structure, streamlines our operations and provides significant savings, which will help us as we move toward profitability. We believe the combination of our innovative technologies, catalysts for top and bottom-line growth, and cost savings from the merger make this transaction a good thing for all stockholders. That’s why our companies entered the merger agreement and that’s why we’re pleased the consummation of the merger is expected before year end.”

About Applied Digital — “The Power of Identification Technology”

Applied Digital develops innovative identification and security products for consumer, commercial, and government sectors worldwide. Applied Digital’s unique and often proprietary products provide identification and security systems for people, animals, the food supply, government/military arena, and commercial assets. Included in this diversified product line are RFID applications, end-to-end food safety systems, GPS/Satellite communications, and telecomm and security infrastructure, positioning Applied Digital as the leader in identification technology. Applied Digital is the owner of majority positions in Digital Angel Corporation (AMEX: DOC) and VeriChip Corporation (NASDAQ: CHIP).

About Digital Angel Corporation

Digital Angel Corporation (AMEX:DOC) is a leading provider of radio frequency identification (RFID) and global positioning system (GPS) technologies that enable the rapid and accurate identification, location tracking and condition monitoring of people, animals and high-value assets.  Digital Angel’s products are utilized around the world in such applications as pet identification using its patented, FDA-approved implantable microchip; livestock identification and tracking using visual and RFID ear tags; and GPS search and rescue beacons for use on aircraft, ships and boats, and by adventure enthusiasts. Digital Angel Corporation has entered into an agreement to merge with its parent company Applied Digital (NASDAQ:ADSX).

Forward Looking Statements

Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, transaction synergies, cost savings and other benefits of the merger, announcement of a new chief executive officer to lead the newly combined company, timing of the closing of the merger and other similar matters. These forward-looking statements are not statements of historical facts and represent only Applied Digital’s and/or Digital Angel’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Applied Digital’s and Digital Angel’s control, which affect operations, performance, business strategy and results and could cause actual results and experiences to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the inability to complete the merger due to the failure to obtain the requisite stockholder approval or the failure to satisfy other conditions to the merger; (3) those factors set forth in Applied Digital’s Form S-4 referred to below, Form 10-K, Form 10-Q and other filings with the SEC; (4) those factors set forth in Digital Angel’s Form 10-K, Form 10-Q and other filings with the SEC; (4) the risk that expected synergies and benefits of the merger will not be realized within the expected time frame or at all and (5) the inability to announce a new chief executive officer due to the failure to attract and hire a suitable candidate. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Applied Digital’s and Digital Angel’s ability to control or predict. Neither Applied Digital nor Digital Angel undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

Additional Information and Where to Find It
In connection with the merger, Applied Digital filed with the SEC a Registration Statement on Form S-4 that contains a Joint Proxy Statement/Prospectus of Applied Digital and Digital Angel. The Form S-4 was declared effective by the SEC on October 5, 2007. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus, as amended or supplemented, carefully because they contain important information about Applied Digital, Digital Angel and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials, and any other documents filed with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by Applied Digital or Digital Angel by directing a written request, as appropriate, to Applied Digital at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Digital Angel at 490 Villaume Avenue, South St. Paul, Minnesota 55075, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus, as amended or supplemented, and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Applied Digital, Digital Angel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information regarding the interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of Applied Digital is also included in Applied Digital’s proxy statement (Form DEF 14A) for the 2007 annual meeting of the Company’s stockholders, which was filed with the SEC on May 4, 2007. Additional information regarding the directors and executive officers of Digital Angel is also included in Digital Angel’s Form 10-K/A, which was filed with the SEC on April 30, 2007. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.

Contact:	Applied Digital Solutions, Inc. Digital Angel Corporation Allison Tomek (561) 805-8044 atomek@adsx.com